Navian Capital Securities, LLC

SEC File Number 8-67695

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2024 and
Independent Auditors' Report
and Supplementary Information

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY, INC.
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

Year ended December 31, 2024

Navian Capital Securities, LLC
(Name of Respondent)

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(Address of Principal Executive Office)

Mr. Tim Bonacci
Navian Capital Securities, LLC
425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Navian Capital Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 Walnut Street, Suite 2410

(No. and Street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bob Jenkins	**(513) 878-1090**	**bjenkins@naviancapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc.

(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road	**Cincinnati**	**OH**	**45249**
(Address)	(City)	(State)	(Zip Code)

11/17/2009	**3876**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Jenkins _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navian Capital Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANNETTE R BURGESS
Notary Public
State of Ohio
My Comm. Expires
August 20, 2026

Signature: _____

Title: Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC Supplemental Report

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Navian Capital Securities, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Navian Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navian Capital Securities, LLC as of December 31, 2024, the related statements of comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navian Capital Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navian Capital Securities, LLC's management. Our responsibility is to express an opinion on Navian Capital Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navian Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Navian Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Navian Capital Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as Navian Capital Securities, LLC's auditor since 2008.
March 20, 2025
Cincinnati, OH

Assets

Current Assets

Cash and cash equivalents	$	330,474
Accounts receivable		1,490,586
Investments		635,584
Prepaids and other current assets		27,823
Total current assets		2,484,467
Restricted cash		25,015
Total Assets	$	2,509,482

Liabilities and Member's Equity

Current Liabilities

Accounts payable	$	725,227
Accrued liabilities		1,051,380
Total current liabilities		1,776,607
Member's Equity		732,875
Total Liabilities and Member's Equity	$	2,509,482

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues

Trade spread	$	8,628,470
Total Revenues		8,628,470

Expenses

Payroll and related expenses	4,402,425
Marketing	1,316,700
Clearing fees	567,878
Professional fees	148,262
Technology expense	88,082
Licensing and registration	29,223
Occupancy expense	12,000
Employee benefits	3,662
Supplies	200
Other	3,925
Depreciation	55
Total Expenses	6,572,412

Other Income and Expenses

Interest expense	(37)
Other expense	(53)
Total Other Expenses, net	(90)

Net Income

	2,055,968

Other Comprehensive Income

Unrealized gain on available for sale securities	3,582

Total Comprehensive Income

	$	2,059,550

The accompanying notes are an integral part of these statements.

NAVIAN CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Accumulated Other Comprehensive Income	(Accumulated Deficit) Retained Earnings	Total Equity
Balance at December 31, 2023	$ 1,210,000	$ (59,105)	$ (852,570)	$ 298,325
Net Income	-	-	2,055,968	2,055,968
Distributions	-	-	(1,625,000)	(1,625,000)
Net change in unrealized loss on available-for-sale securities	-	3,582	-	3,582
Balance at December 31, 2024	$ 1,210,000	$ (55,523)	$ (421,602)	$ 732,875

The accompanying notes are an integral part of these statements.

Cash Flows from Operating Activities:

Net Income	$ 2,055,968
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	55
Increase in accounts receivable	(1,157,757)
Increase in investments	(623,005)
Increase in prepaid expense	(6,986)
Increase in accounts payable	460,248
Increase in accrued liabilities	935,579
Net cash provided by operating activities	1,664,102

Cash Flows from Financing Activities:

Member distributions	(1,625,000)
Net cash used in financing activities	(1,625,000)
Net increase in cash and cash equivalents	39,102
Cash and cash equivalents, beginning of year	291,372
Cash and cash equivalents, end of year	$ 330,474

The accompanying notes are an integral part of these statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Company and Operations

Navian Capital Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 15, 2006 as a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Navian Capital, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting polices follow and are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of 3 months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2024, management had determined that no allowance for doubtful accounts is required.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the estimated useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $1,000.

Investments

The Company accounts for investments in accordance with the provisions of *Accounting for Certain Investments in Debt and Equity Securities* per the ASC standards which require that investments be categorized as held-to-maturity, trading, or available-for-sale. Securities classified as held to maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Unrealized gains on trading securities are included in earnings currently. Securities available-for-sale are carried at fair value with resulting unrealized gains or losses charged to equity. Cost of securities sold is determined by using the specific-identification method.

Net Capital Requirements

The Company is required to maintain a minimum net capital balance (as defined) of $100,000 pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $276,864 at December 31, 2024. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 3.9207 to 1 at December 31, 2024.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Income Taxes

The Company, with the consent of its Member, has elected to be formed as a limited liability company. The operating agreement of the Company, construed under Delaware laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of a company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company follows the provisions of *Accounting for Uncertainty in Income* Taxes as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not believe the financial statements include any uncertain tax positions.

Subsequent Events

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through March 20, 2025, which was the date the financial statements were available to be issued for the year ended December 31, 2024. On January 15, 2025, the Company entered into an agreement with RBC Clearing & Custody ("RBC") to provide services as a Clearing Broker to the Company. The Company believes RBC will commence performance of clearing services prior to May 31, 2025.

NOTE B – RESTRICTED CASH

The Company has an agreement with a Clearing Broker to collect for the Company and hold payment on all commissions, fees, and other charges established by the Company. The Company is required to maintain a minimum balance of $25,000 or the Clearing Broker is not obligated to perform these services. As of December 31, 2024, the Company was above the minimum amount set forth in the agreement.

NOTE C – INVESTMENTS

The cost and estimated fair value of securities available for sale at December 31, 2024, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Equity linked CDs	$ 114,954	$ 6	$ (960)	$ 114,000
Equity linked Notes	576,153	5,120	(59,689)	521,584
Total securities available for sale	$ 691,107	$ 5,126	$ (60,649)	$ 635,584

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows the provisions of *Fair Value Measurements and Disclosures* as require by the ASC standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The topic provides guidance on various methods used to measure fair value including market, income and cost approaches. These approaches require the Company to utilize certain assumptions about risk. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the inputs used in the valuation techniques, the Company is required to classify the inputs under a fair value hierarchy that ranks the inputs based on their quality and reliability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity linked CDs	$ -	$ -	$ 114,000	$ 114,000
Equity linked Notes	-	-	521,584	521,584
Total assets at fair value	$ -	$ -	$ 635,584	$ 635,584

9

NOTE D – FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Current GAAP excludes certain financial instruments and all nonfinancial instruments from its fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2024:

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Purchases, Issuances, and Settlements	Transfers In	Ending Balance
Assets:					
Equity linked CDs	$ 10,000	$ (954)	$ 104,954	$ -	$ 114,000
Equity linked Notes	(1,003)	(54,569)	577,156	-	521,584
Total assets	$ 8,997	$ (55,523)	$ 682,110	$ -	$ 635,584

The following table provides information on the valuation techniques, significant unobservable inputs and the ranges of values for those for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2024. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at December 31, 2024	Valuation Technique	Significant Unobservable Inputs	Range
Assets:				
Equity linked CDs	$ 114,000	Internally Developed Model	Price	N/A
Equity linked Notes	$ 521,584	Internally Developed Model	Price	N/A

The Company's remaining asset and liabilities, which are not considered financial instruments, have not been valued differently than has been customary with historical cost accounting.

NOTE E – FIXED ASSETS

Fixed assets consisted of the following at December 31, 2024:

	2024
Furniture and fixtures	$ 4,673
Office equipment	6,846
Computer equipment	11,135
	22,654
Less accumulated depreciation	(22,654)
Fixed assets, net	$ -
Depreciation expense	$ 55

NOTE F – RELATED PARTIES

The Company has an expense sharing agreement with the Member for the allocation of rent and office expenses, employee benefits and legal fees. During 2024, the Company incurred rent, office, benefits and legal expenses relating to this agreement totaling $15,663.

NOTE G – REVENUE RECOGNITION

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Distribution fees

The Company enters into arrangements with issuers of market-linked certificates of deposit and market-linked notes, both considered securities, to distribute to its broker-dealer customers. The Company may receive distribution fees paid on trade date of the securities. The Company believes that its performance obligation is the sale of securities to broker-dealers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable distribution fees for its sale of securities to customers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the security or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE G – REVENUE RECOGNITION (CONTINUED)

Referral fees

The Company enters into arrangements with banks and credit unions ("Deposit Institutions"), and separately with issuers ("Issuers") of structured products, where such Deposit Institutions seek to increase deposits and offset lending via the issuance of market-linked certificates of deposit. These instruments are considered securities and are distributed in the name of the Deposit Institution either to its existing clients or new clients. In order to complete the security transaction on a monthly basis, the Deposit Institution must purchase an option from an Issuer. The Company may receive a referral fee paid on trade date of the securities from the option referral to an Issuer. For these reasons, the Company considers its customer to be the Issuer, as the Company is referring option transactions to the Issuer for compensation. The Company believes that its performance obligation is the referral of option transactions on securities to Issuers and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date. The Company does not receive variable referral fees for its referral of option transactions to Issuers, as no fees are dependent on variable factors of future sales. The Company believes that the performance obligation is satisfied on the trade date because that is when the option is transacted for the security or purchaser of the option is identified, the pricing is agreed upon and the risks and rewards of ownership of the option have been transferred to/from the customer.

NOTE H – SINGLE REPORTABLE SEGEMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions and referral transactions. The Company has identified its Chief Executive Officer, Timothy Bonacci, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaing capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 53 percent of its total revenues from two external customers in 2024.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE I -COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2024

Net Capital:

Member's equity	$	732,875
Nonallowable assets		(445,851)
Haircuts on securities		(10,160)
Net Capital		276,864
Minimum Capital Required to be Maintained		
(Greater of $100,000 or 6-2/3% of aggregate indebtedness)		(100,000)
Excess Net Capital	$	176,864
Aggregate Indebtedness to Net Capital	$	1,085,501
Ratio of Aggregate Indebtedness to Net Capital		3.9207 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Navian Capital Securities, LLC's unaudited FOCUS Report as of December 31, 2024. Therefore, no reconciliation of the two computations is deemed necessary.

NAVIAN CAPITAL SECURITIES, LLC
SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2024

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it meets the exemptive provisions or Rule 15c3-3 under Section (k)(2)(i) of the Rule.


Flynn&Company
CPAs & Business Consultants

Independent Registered Public Accounting Firm

To the Member
Navian Capital Securities, LLC
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Navian Capital Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)*(2)(i)*, (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)*(2)(i)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 20, 2025
Cincinnati, OH

Navian Capital Securities, LLC

EXEMPTION REPORT

REQUIREMENT FOR BROKER/DEALERS UNDER

RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2024

Navian Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) exemption provision.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Navian Capital Securities, LLC__
[Name of Company]

I, Robert Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer



CPAs & Business Consultants

**Report of Independent Registered Public Accounting Firm Accountant's
Report on Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation**

To the Member
Navian Capital Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Navian Capital Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance

with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

March 20, 2025
Cincinnati, OH

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
NAVIAN CAPITAL SECURITIES LLC	8-67695

For the fiscal period beginning _____1/1/2024_____ and ending _12/31/2024_

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1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 8,632,050.00

2   Additions:

   a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   b Net loss from principal transactions in securities in trading accounts.

   c Net loss from principal transactions in commodities in trading accounts.

   d Interest and dividend expense deducted in determining item 1.

   e Net loss from management of or participation in the underwriting or distribution of securities.

   f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

   g Net loss from securities in investment accounts.

   h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 8,632,050.00

4   Deductions:

   a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

   b Revenues from commodity transactions.

   c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. $ 567,878.00

   d Reimbursements for postage in connection with proxy solicitations.

   e Net gain from securities in investment accounts.

   f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   h Other revenue not related either directly or indirectly to the securities business.

   Deductions in excess of $100,000 require documentation

5   **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

   b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

   c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 567,878.00

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 8,064,172.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 12,096.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 4,360.00	
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 4,360.00		
d	Add lines 11a through 11c		$ 4,360.00	
12	**LESSER** of line 10 or 11d.			$ 4,360.00
13 a	Amount from line 8		$ 12,096.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 4,360.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 7,736.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 7,736.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-67695	Designated Examining Authority DEA: FINRA	FYE 2024	Month Dec
MEMBER NAME MAILING ADDRESS	NAVIAN CAPITAL SECURITIES LLC 425 WALNUT ST STE 2410 CINCINNATI, OH 45202 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NAVIAN CAPITAL SECURITIES LLC	Sarah Russell
(Name of SIPC Member)	(Authorized Signatory)
3/3/2025	srussell@cxgllc.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.